August 19, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kevin Woody and Robert Telewicz

RE:	Brookfield Asset Management Inc.

Form 40-F

Filed March 31, 2011

Form 6-K

Filed March 24, 2011

File No. 033-97038

Thank you for your response to our letter. For your reference we have included along with our responses each of your questions in italics, using the same numbering references in your letter.

Form 6-K filed March 24, 2011

2010 Annual Report

Five-Year Financial Review, page 13

1.	The following are our responses to your first question, which we have disaggregated into three sections (i,ii, and iii) to link our responses:

i.	“We continue to believe that your use of two terms to describe one financial measure is confusing.”

The company will use the term “net operating cash flow” exclusively, as opposed to two terms used interchangeably, to evaluate the performance of its business in future filings.

ii.	“Further, we are unclear how you arrived at the conclusion that the title of this measure is not confusingly similar to cash flow from operation activities as calculated in accordance with IFRS. Reference is made to Item 10(e)(1)(ii)(E) of Regulation S-K.”

The company believes that its commitment to utilize “net operating cash flow” exclusively will prevent any confusion as it does not consider the term to be confusingly similar to any descriptions used for GAAP financial measures.

iii.	Finally, given your assertion that “cash flow from operations” and “net operating cash flow” is a performance measure, explain to us how you determined it would be appropriate to reconcile the measure to a liquidity measure calculated in accordance with IFRS, cash flow from operating activities, rather than a performance measure such as net income.

The company primarily reconciles net operating cash flow to net income, the most directly comparable measure under GAAP. The company also reconciles net operating cash flow to cash flow from operating activities as noted below, but only within a section of Form 6-K specifically dedicated to discussing the Consolidated Statement of Cash Flows. Furthermore, this particular reconciliation is not referenced in any discussion of reconciling the two primary performance measures (i.e. net income and net operating cash flow).

Management believes the reconciliation within this section is appropriate for the following reasons:

The company uses the indirect method when reporting cash flows from operating activities, as allowed under International Accounting Standard 7, Statement of Cash Flows, (“IAS 7”) paragraph 18. Under the indirect method, net income (i.e. a performance measure) is adjusted for the effects of transactions of a non-cash nature to determine cash flow from operating activities in the Consolidated Statement of Cash Flows (a liquidity measure). On page 66 of Form 6-K, management summarizes and discusses the company’s consolidated cash flows as reported in the Consolidated Statements of Cash Flows. Included, as a component of this analysis, is a reconciliation between management’s performance measure, net operating cash flow, and the IFRS liquidity measure, cash flow from operating activities. This analysis enables users to reconcile between management’s performance measure and IFRS’s liquidity measure, consistent with the required reconciliation between net income and cash flow from operating activities as reported in the Consolidated Statement of Cash Flows.

In order to avoid any potential confusion, management will amend the disclosure in the Basis of Presentation – Use of Non-IFRS Accounting Measures section of its Form 6-K in future filings (pg 12 of Form 6-K) to substantially the following:

“We derive net operating cash flow from the information contained in our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). We define net operating cash flows as net income prior to such items as fair value changes, depreciation and amortization, and future income tax expenses. Management uses net operating cash flow as a key measure to evaluate the performance of its business as opposed to a liquidity measure. In addition, it serves as an important benchmark in valuing most of our assets and our operational efficiency. We provide a reconciliation between net operating cash flow and net income, the most comparable measure calculated under IFRS, on page 68.”

Finally, management believes that the very act of reconciling the two measures specifically highlight the different nature of the two measures, particularly the inclusion of changes in working capital in the liquidity measure. The company will add language in, or discussion of, the reconciliation in future filings to emphasize this distinction.

2.	“Please explain to us in greater detail the rationale for each adjustment made to net income to arrive at cash flow from operations.”

The primary adjustments between net operating cash flow and net income are disclosed on pages 74 and 75 of Form 6-K. Net operating cash flow is defined as net income prior to fair value changes, depreciation and amortization, and deferred income taxes. Management uses this measure as it differentiates between the ongoing cash generating activities of the underlying assets (similar to Funds From Operations for real estate companies) and items that are reflective of changes in the carrying values of the underlying businesses. The company believes that this is a well accepted distinction in measuring performance and provides valuable information to the users of our financial disclosures.

Fair value changes include mark-to-market gains and losses on certain of the company’s assets and financial instruments that are required to be recorded at fair value with changes in value recorded in net income. This includes, for example, all of our commercial office and retail properties that are classified as investment properties under IFRS. Certain of the company’s other operating assets and financial instruments are also recorded at fair value, such as the property, plant and equipment within our renewable power operations; however, changes in their value are recognized in other comprehensive income.

Depreciation and amortization consists of depreciation of the company’s property, plant and equipment; some of which are recorded at fair value through other comprehensive income as noted above. Management believes the best disclosure is to present depreciation and amortization in close proximity to Fair Value Changes in the Statement of Operations. The company has historically differentiated depreciation from net operating cash flow because deprecation implies that these assets decline in value on a pre-determined basis over time, whereas, management believes that the value of most of the company’s assets to which this depreciation applies will typically increase over time, as long as regular sustaining capital expenditures are made, but in any event will not likely change on a pre-determined basis.

Deferred income taxes are derived primarily from changes in the value and quality of the company’s tax losses and the differences between the tax values and book values of its assets, as opposed to current cash liabilities. As a result of recording certain of the company’s assets at fair values, these book values increase or decrease over time, based on the underlying assets fair value which creates a taxable difference between the book value and tax value of the asset. As a result, the majority of these changes in any given period typically relate to fair value changes and depreciation, and accordingly the company believes it appropriate to present deferred income taxes in close proximity to the items to which they most frequently relate.

Consolidated Financial Statements

Consolidated Statements of Operations, page 97

3.	We have considered your response to our prior comment 4. It appears from the presentation of revenues less direct operating costs on your consolidated statements of operations that equity accounted income and investment and other income are items that are outside normal operating revenues. As such, we are unclear how you arrived at the conclusion that these items should be included in total revenues on the face of your consolidated statements of operations. Please explain your rationale to us or revise your consolidated statements of operations accordingly.

Brookfield is a global alternative asset manager and operator, and owns its interests in its operating companies through a range of public and private companies and partnerships, and also holds non-operating investments. These interests are acquired and sold periodically, and management considers income derived during the period that a business is owned, as well as any income arising on disposition of a business to be within the course of its ordinary activities.

Depending on the company’s ownership interest and its level of decision making, the company accounts for an investment using: consolidation, the equity method of accounting, or as a financial asset. Management does not consider the basis of accounting of an investment (i.e., consolidation, equity accounted, or as a financial asset) to be a determining factor of whether the investments returns are part of the company’s normal activities. Accordingly, income generated from all of its investments, as opposed to only income earned on consolidated investments, is considered an inflow of an economic benefit arising in the normal course, and is included in total revenues in the Consolidated Statements of Operations.

In addition to the responses above, we hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please contact the undersigned at (416) 359-8601

Yours truly,

Brian D. Lawson
Chief Financial Officer